 Exhibit (a)(5)(iv)

Arbutus Announces Final Results of Its US$230 Million

Modified “Dutch Auction” Tender Offer

October 1, 2026

Warminster, PA — Arbutus Biopharma Corporation (Nasdaq: ABUS) (“Arbutus” or the “Company”), a clinical-stage biopharmaceutical company focused on infectious disease, today announced the final results of its tender offer (the “Offer”) to purchase for cancellation up to US$230 million in value of its common shares (the “Shares”). The Offer proceeded by way of a modified Dutch auction, which had a tender price range from US$5.00 per Share to US$5.75 per Share, and included the option for shareholders to participate via a proportionate tender. The Offer expired at 5:00 p.m. (New York City time) on September 29, 2026. All amounts are in U.S. dollars.

In accordance with the terms and conditions of the Offer and based on the final calculation of TSX Trust Company, as depositary for the Offer (the “Depositary”), Arbutus has taken up and accepted for purchase a total of 46,000,000 Shares at a price of US$5.00 per Share under the Offer (the “Purchase Price”), representing an aggregate purchase price of US$230 million, excluding fees and expenses relating to the Offer, and approximately 23 percent of the total number of Arbutus’s issued and outstanding Shares as of the close of business on September 29, 2026. Immediately following completion of the Offer, Arbutus anticipates that approximately 153,275,907 Shares will be issued and outstanding.

Based on the final calculation of the Depositary, 65,709,919 Shares were validly tendered and not properly withdrawn pursuant to auction tenders at or below the Purchase Price and pursuant to purchase price tenders, which includes shares that were tendered through notice of guaranteed delivery at the final Purchase Price of US$5.00 per share or as purchase price tenders. Since the Offer was oversubscribed, shareholders who made auction tenders at or below the Purchase Price and shareholders who made, or were deemed to have made, purchase price tenders had approximately 55.6% of their tendered Shares taken up by Arbutus (other than “odd lot” tenders, which were not subject to proration). Shareholders who made auction tenders at a price in excess of the Purchase Price did not have any of those Shares purchased by Arbutus. 9,307,231 Shares were taken up and accepted for purchase pursuant to proportionate tenders, which were purchased in a separate pool and were not subject to proration.

Roivant Sciences Ltd., the beneficial owner of 38,847,462 Shares, approximately 19.5% of Arbutus’s issued and outstanding Shares as of September 29, 2026, made a proportionate tender under the Offer and will maintain its proportionate Share ownership at approximately 19.5% following completion of the Offer.

Arbutus has accepted for purchase 46,000,000 Shares validly tendered and not validly withdrawn and is making payment for the Shares by delivering the aggregate purchase price to the Depositary. Payment and settlement with shareholders will be effected by the Depositary on or about October 5, 2026, all in accordance with the Offer and applicable law. Any Shares not purchased, including Shares not purchased as a result of proration, Shares tendered pursuant to auction tenders at prices higher than the Purchase Price and invalidly tendered Shares, will be returned to shareholders as soon as practicable by the Depositary.

To assist shareholders in determining the tax consequences of the Offer, Arbutus does not expect that a deemed dividend will arise on a disposition of Shares pursuant to the Offer for purposes of the Income Tax Act (Canada).

Shareholders should refer to the offer to purchase and issuer bid circular dated August 24, 2026 and consult with their own tax advisors with respect to the income tax consequences of the disposition of their Shares under the Offer.

The full details of the Offer are described in the offer to purchase and issuer bid circular dated August 24, 2026, as well as the related letter of transmittal and notice of guaranteed delivery, copies of which were filed and are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

This news release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell Shares.

About Arbutus

Arbutus Biopharma Corporation (Nasdaq: ABUS) is a clinical-stage biopharmaceutical company focused on infectious disease. The Company is currently developing imdusiran (AB-729) and an oral PD-L1 inhibitor (AB-101) for the treatment of chronic hepatitis B infection. The Company is also consulting closely with and supporting its exclusive licensee, Genevant Sciences, to protect and defend its intellectual property, which is the subject of on-going lawsuits against Pfizer/BioNTech for use of Arbutus’ patented LNP technology in their COVID-19 vaccines. For more information, visit www.arbutusbio.com.

Forward-Looking Statements and Information

This press release contains “forward-looking statements,” including statements regarding completion of the Offer; the number of Shares issued and outstanding following completion of the Offer, the timing of payment and settlement with shareholders by the Depositary; the return of Shares not purchased as a result of proration or Shares tendered pursuant to auction tenders at prices higher than the Purchase Price or invalidly tendered Shares; the Company’s expectation that a deemed dividend will not arise on a disposition of Shares pursuant to the Offer for purposes of the Income Tax Act (Canada), and other terms and conditions of the Offer, which involve known and unknown risks, uncertainties and other factors that may cause actual results and other events to be materially different from those expressed or implied by such forward-looking statements.

The forward-looking statements contained in this press release are subject to a number of material factors that could cause actual results to differ materially, including, developments or changes in general economic or market conditions, developments or changes in the securities markets, developments or changes in our business, financial condition or cash flows, as well as other risks detailed in our Annual Report on Form 10-K for the most recent fiscal year as filed with the SEC.

A more complete discussion of the risks and uncertainties facing Arbutus appears in Arbutus’ Annual Report on Form 10-K for the most recent fiscal year as filed with the SEC, Arbutus’ Quarterly Reports on Form 10-Q and Arbutus’ continuous and periodic disclosure filings, which are available at www.sec.gov and at www.sedarplus.ca. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Arbutus undertakes no obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Arbutus Biopharma Corporation ir@arbutusbio.com

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